                                    EXHIBIT D

                         [CIBC OPPENHEIMER LETTERHEAD]



                                                  January 8, 1998

Dear Limited Partner:

              Augusta Partners, L.P. (the "Partnership") has received and accepted your tender request. Enclosed is a statement showing the breakdown of your capital withdrawal and the manner in which it is being distributed, in accordance with the tender offer.

              In the event that you have tendered your entire investment, the remaining funds which are owed to you will be paid within 5 business days following the conclusion of the 1997 year-end audit, according to the terms of the tender offer. We expect the audit to be completed by the end of February, 1998. This investment will no longer appear on your CIBC Oppenheimer monthly statement, beginning with your February statement. However, the balance of your tender request owed to you, in accordance with the terms of the tender, will appear on your month end statement as a non-interest bearing note, unless you have elected to receive the note directly. If you have requested to receive the note directly, the note must be returned before you can receive your final payment (see attached note). Therefore, please return this note to us no later than February 27, 1998.

              Should you have any questions, please feel free to contact PFPC Inc., our Administrator, at 1-888-520-3277.

                                               Sincerely,



                                               /s/ Mitchell A. Tanzman
                                               ------------------------------
                                               Mitchell A. Tanzman
                                               for Augusta Management, L.L.C.


Enclosure